Mail Stop 4-6
								November 23, 2004

Gary Musselman
President
Pacel Corporation
10108 Industrial Drive
Prineville, NC  28134

Re:	Pacel Corporation
  	Preliminary Schedule 14C filed on November 12, 2004
	File No. 1-15647

Dear Mr. Musselman:

      We have limited review of the above-referenced filing to matters concerning proposals One, Two and Three and the Security Ownership table and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Action 1 - Increase authorized capital stock
1. You state that one of the purposes for increasing the number of authorized shares of common stock is that the current number may .
..
.. not be sufficient to meet anticipated needs in the immediate future
.. . . ."  Revise to disclose whether you presently have any specific
plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.
2. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Action 2:  Plan of internal reorganization
3. The disclosure relating to the reorganization of the company should be revised significantly. Please provide the contextual background necessary for understanding why you are undertaking the proposed restructuring. Discuss the business purpose, any regulatory requirements and liability impact of these actions. As drafted, the disclosure merely states that management believes the restructuring to be in the company`s interests operationally and financially without providing any basis for management`s conclusion. We note that more information is included in a press release dated November
11, 2004 regarding the purpose and impact of the reorganization. For instance, the press release provides a geographic overview of how the change will affect the various company locations and claims that new structure will allow the company to respond to client needs in the most efficient manner. The information statement should provide a materially complete discussion of the proposed reorganization, its purpose and anticipated effects. Please revise accordingly.
4. The disclosure should also address the effect of the proposed changes on shareholders. Will they be affected by the change, and if so, how? If not, please provide an explicit statement to this effect.

Action 3:  Change of corporate domicile to Nevada
5. Your information statement must include a description of any material differences between the outstanding securities and the new securities as well as the reasons for the modification or exchange and its general effect on the rights of shareholders. While you discuss reasons for the recommended change, you did not include a discussion of the material differences between Virginia and Nevada corporation laws or of the differences in your articles and bylaws after the change. Are there provisions in the new articles or bylaws that do not simply reflect the default result of Nevada statutes? For instance, have you elected to adopt new provisions to the articles or bylaws offering greater flexibility than permitted under
Virginia laws relating to shareholder governance, economic or voting rights? If so, please revise to disclose all material differences between the two bodies of law and between your governing documents before and after the change in domicile. To facilitate understanding, you may want to incorporate a bullet point listing of the reasons for the change. Likewise, a tabular or similar format may be useful in presenting the material differences between Virginia and Nevada laws as well as the differences between your articles and bylaws before and after the change.

Action 4:  Approval of Empoyment Agreements
6. Why are you seeking shareholder approval of the employment agreements? Please explain the legal effects of approval or non-approval of this proposal on shareholders in the information statement.
7. If you choose to retain this proposal, you must include a summary of the material provisions of the agreement in the information statement.
Security ownership of executive officers, directors and five percent stockholders
8. Disclose the natural person(s) who has voting and dispositive power with respect to the shares held by Yanzu, Inc., Compass Capital
Group, Kentan, Ltd., and Reef Holdings, Ltd.  See Instruction 4 to
Item 403 of Regulation S-B.

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 942-1861. If you need further assistance, you may contact Mark P. Shuman at (202) 942-1818.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  503-227-2980
      Robert Laskowski, Esq.
      520 SW Yamhill Street, Suite 600
      Portland, OR  97204